SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 37303

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/03___ AND ENDING ___12/31/03___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CAMDEN FINANCIAL SERVICES

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2301 CAMPUS DRIVE, SUITE 250
                                    (No. and Street)

IRVINE   CALIFORNIA   92612
      (City)   (State)·   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JON McCLINTOCK   949/975-0900
                                            (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOODRICH, GOODYEAR & HINDS, AN ACCOUNTANCY CORPORATION
                    (Name — if individual, state last, first, middle name)

6700 E. PACIFIC COAST HWY., SUITE 255   LONG BEACH   CALIFORNIA   90803
(Address)   (City)   (State)   Zip Code

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2004
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ JON McCLINTOCK _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ CAMDEN FINANCIAL SERVICES _____, as of ____ DECEMBER 31, _____, 20_03___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____ NONE _____

_____

_____

GEORGIA F. SHAW
Commission # 1309547
Notary Public - California
Los Angeles County
My Comm. Expires Jul 4, 2005

_____
JON McCLINTOCK   Signature

CFO
_____
              Title

_____
GEORGIA F. SHAW   Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent Auditors' Report on Internal Accounting Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CAMDEN FINANCIAL SERVICES

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

(With Independent Auditors' Report Thereon)

CONTENTS

Goodrich, Goodyear & Hinds
An Accountancy Corporation

<u>INDEPENDENT AUDITORS' REPORT</u>

The Board of Directors
Camden Financial Services
Irvine, California

We have audited the accompanying statement of financial condition of Camden Financial Services as of December 31, 2003, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Camden Financial Services as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Page 8 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Goodrich Goodyear & Hinds

Long Beach, California
February 10, 2004

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ASSETS

Cash in bank		$ 333,413
Receivables - Commissions and concessions - Allowable	$ 19,836	
Total receivables		19,836
Property and equipment, at cost	6,342	
Accumulated depreciation	(6,342)	-
Total assets		$ 353,249

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Income taxes payable		$ 25,642
Commissions payable		126,382
Total liabilities		152,024
Contingency		-
Stockholder's equity:		
Common stock, without par value, authorized 1,000,000 shares; issued and outstanding 10,000 shares	$ 10,000	
Paid-in capital	21,430	
Retained earnings	169,795	
Total stockholder's equity		201,225
Total liabilities and stockholder's equity		$ 353,249

The accompanying notes are an integral part of these financial statements.

CAMDEN FINANCIAL SERVICES
STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2003

Revenues:		
Commissions and concessions		$ 2,669,503
Other		19,793
Total revenues		2,689,296
Expenses:		
Commissions	$ 2,487,410	
Consulting fees	114,000	
Other expenses	58,717	
Total expenses		2,660,127
Income before income taxes		29,169
Income taxes		7,638
Net income		$ 21,531

The accompanying notes are an integral part of these financial statements.

CAMDEN FINANCIAL SERVICES
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2003

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2002	$ 10,000	21,430	148,264	179,694
Net income for the year ended December 31, 2003	-	-	21,531	21,531
Balance at December 31, 2003	$ 10,000	21,430	169,795	201,225

The accompanying notes are an integral part of this financial statement.

Cash flows from operating activities:
Net income $ 21,531
Adjustments to reconcile net income
  to net cash provided from operating
  activities:
  Depreciation $ 713
  Increase in receivables   (14,419)
  Increase in commissions payable   104,269
  Increase in income taxes   7,752

    Total adjustments   98,315

    Net cash flows provided by
     operating activities   119,846

Cash flows from financing activities   -

Cash flows from investing activities   -

    Net increase in cash   119,846

Cash at beginning of year   213,567

    Cash at end of year $ 333,413

SUPPLEMENTAL CASH INFORMATION

Cash payments for:
  Income taxes $ 17,890
  Interest expense $ -

The accompanying notes are an integral part of these financial statements.

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(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company is a registered broker-dealer incorporated under the laws of the State of California maintaining its principal office in Irvine, California. The Company is subject to a minimum net capital requirement of $5,000 under SEC Rule 15c3-1. The Company acts as an introducing broker/dealer and clears transactions with and for customers on a fully-disclosed basis through a clearing broker/dealer. The Company's primary business consists of sales of securities, limited partnership interests, and mutual funds. The Company requires no collateral for its receivables.

Method of Accounting

The Company maintains its books and records on the accrual basis of accounting and uses the trade date basis for recording all securities transactions.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over sixty months.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and disclosures. Accordingly, actual results could differ from those estimates.

(2) INCOME TAXES

Provision for income taxes is comprised as follows:

	Current	Deferred	Total
Federal	$ 3,468	-	3,468
California	4,170	-	4,170
Total	$ 7,638	-	7,638

(2) PROVISION FOR INCOME TAXES, Continued

The Company accounts for its income taxes per the requirements of Financial Accounting Standard 109 (FAS 109), Accounting for Income Taxes, which is an asset and liability approach. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. There were no material deferred taxes at either the beginning of the year or the end of the year.

(3) RENTAL OF OFFICE SPACE; RELATED PARTY TRANSACTION

The Company has entered into a month-to-month lease relating to its office.

Total rental expense for 2003 amounted to $1,751.

(4) CONCENTRATION OF CREDIT RISK FOR CASH HELD AT A BANK

The Company maintains a cash account at Bank of America which had a bank balance of $412,849 at December 31, 2003. Accounts at this institution are insured up to $100,000 by the Federal Deposit Insurance corporation.

(5) NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1. The ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2003, the net capital was $201,225 which exceeded the required minimum capital by $191,090, and the net capital ratio was 0.76 to 1.

(6) DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

A computation of net reserve requirements is not applicable as the Company qualifies for an exemption under SEC Rule 15c3-3(k)(2)(ii).

Total equity from statement
of financial condition $ 201,225

Less non-allowable assets -
  Property and equipment   -

          Net capital $ 201,225

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3%
of aggregate indebtedness of $152,024) $ 10,135

Minimum dollar net capital $ 5,000

Net capital requirement (greater of above) $ 10,135

Excess net capital $ 191,090

COMPUTATION OF RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

Total liabilities (aggregate indebtedness) $ 152,024

Ratio of aggregate indebtedness
to net capital   0.76 to 1

Percentage of debt to debt-equity total
computed in accordance with Rule 15c3-1(d)   N/A

The computation of net capital as reported in the unaudited Part IIA
filing agrees with the audited net capital as reported above.

Goodrich, Goodyear & Hinds
An Accountancy Corporation

REPORT ON INTERNAL CONTROL STRUCTURE

The Board of Directors
Camden Financial Services
Irvine, California

In planning and performing our audit of the financial statements of Camden Financial Services for the year ended December 31, 2003, we have considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Goodrich, Goodyear & Hinds

Long Beach, California
February 10, 2004

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